NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749

SUPPL

November 13, 2007

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated November 13, 2007

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

Barb O'Neill

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No.
82-4749

NEWS RELEASE **NOVEMBER 13, 2007**

News Release: **07-15** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

DRILLING TO COMMENCE AT NORTHERN ABITIBI'S TAYLOR BROOK NICKEL-COPPER-COBALT-PGE PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that a drill contractor has been retained to drill the Taylor Brook property in Newfoundland. Drilling is scheduled to commence around November 20-24th.

The drill program will consist of at least 1000 meters of core drilling in up to 10 holes. The program will test a variety of targets including the high grade Layden showing, soil and rock geochemical anomalies, and large airborne geophysical conductors that surround the high grade Layden showing. Eleven grab samples previously taken by Altius Resources Inc. from the Layden showing averaged 5.38% nickel, 1.05% copper, 0.10% cobalt, 112 ppb platinum, 232 ppb palladium and 416 ppb gold.

Trenching and detailed geological mapping conducted in June and July of this year revealed that the mafic to ultramafic intrusive rocks that host the Layden showing, and crop out 40 meters to the north, are part of a much larger intrusive body. This favorable intrusive body exceeds 125 meters in length, is up to 90 meters in width and remains open to the north. A partially exposed zone of disseminated to semi-massive sulfides has been delineated over an area 15 meters wide by 50 meters long. This sulfide occurrence corresponds to the southern margin of the mafic to ultramafic intrusive body and surface samples from the zone have returned nickel values up to 0.15% and copper values up to 0.47%. This zone is considered an excellent conceptual target for magmatic nickel sulfide mineralization, and several drill holes will test this target at varying depths.

In addition to the drilling program, preparations are underway for down hole geophysical surveying on select drill holes. The identification of off-hole conductors will be used to target potential massive nickel sulfide occurrences and aid in the geological interpretation of the subsurface surrounding the drill holes.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Taylor Brook project from Altius Resources Inc. by issuing 500,000 shares (200,000 shares already issued) of Northern Abitibi, paying $200,000 cash, and spending $1,200,000 on exploration over 4 years. A description of the Taylor Brook project and results of the summer field programs can be found on our website at www.naminco.ca.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release. The drill program will be supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo.

"Shane Ebert"
Shane Ebert, President/Director

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No.
82-4749

NEWS RELEASE **NOVEMBER 13, 2007**

News Release: **07-15** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

DRILLING TO COMMENCE AT NORTHERN ABITIBI'S TAYLOR BROOK NICKEL-COPPER-COBALT-PGE PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that a drill contractor has been retained to drill the Taylor Brook property in Newfoundland. Drilling is scheduled to commence around November 20-24th.

The drill program will consist of at least 1000 meters of core drilling in up to 10 holes. The program will test a variety of targets including the high grade Layden showing, soil and rock geochemical anomalies, and large airborne geophysical conductors that surround the high grade Layden showing. Eleven grab samples previously taken by Altius Resources Inc. from the Layden showing averaged 5.38% nickel, 1.05% copper, 0.10% cobalt, 112 ppb platinum, 232 ppb palladium and 416 ppb gold.

Trenching and detailed geological mapping conducted in June and July of this year revealed that the mafic to ultramafic intrusive rocks that host the Layden showing, and crop out 40 meters to the north, are part of a much larger intrusive body. This favorable intrusive body exceeds 125 meters in length, is up to 90 meters in width and remains open to the north. A partially exposed zone of disseminated to semi-massive sulfides has been delineated over an area 15 meters wide by 50 meters long. This sulfide occurrence corresponds to the southern margin of the mafic to ultramafic intrusive body and surface samples from the zone have returned nickel values up to 0.15% and copper values up to 0.47%. This zone is considered an excellent conceptual target for magmatic nickel sulfide mineralization, and several drill holes will test this target at varying depths.

In addition to the drilling program, preparations are underway for down hole geophysical surveying on select drill holes. The identification of off-hole conductors will be used to target potential massive nickel sulfide occurrences and aid in the geological interpretation of the subsurface surrounding the drill holes.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Taylor Brook project from Altius Resources Inc. by issuing 500,000 shares (200,000 shares already issued) of Northern Abitibi, paying $200,000 cash, and spending $1,200,000 on exploration over 4 years. A description of the Taylor Brook project and results of the summer field programs can be found on our website at www.naminco.ca.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release. The drill program will be supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo.

"Shane Ebert"
Shane Ebert, President/Director

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No.
82-4749

NEWS RELEASE **NOVEMBER 13, 2007**

News Release: **07-15** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

DRILLING TO COMMENCE AT NORTHERN ABITIBI'S TAYLOR BROOK NICKEL-COPPER-COBALT-PGE PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that a drill contractor has been retained to drill the Taylor Brook property in Newfoundland. Drilling is scheduled to commence around November 20-24th.

The drill program will consist of at least 1000 meters of core drilling in up to 10 holes. The program will test a variety of targets including the high grade Layden showing, soil and rock geochemical anomalies, and large airborne geophysical conductors that surround the high grade Layden showing. Eleven grab samples previously taken by Altius Resources Inc. from the Layden showing averaged 5.38% nickel, 1.05% copper, 0.10% cobalt, 112 ppb platinum, 232 ppb palladium and 416 ppb gold.

Trenching and detailed geological mapping conducted in June and July of this year revealed that the mafic to ultramafic intrusive rocks that host the Layden showing, and crop out 40 meters to the north, are part of a much larger intrusive body. This favorable intrusive body exceeds 125 meters in length, is up to 90 meters in width and remains open to the north. A partially exposed zone of disseminated to semi-massive sulfides has been delineated over an area 15 meters wide by 50 meters long. This sulfide occurrence corresponds to the southern margin of the mafic to ultramafic intrusive body and surface samples from the zone have returned nickel values up to 0.15% and copper values up to 0.47%. This zone is considered an excellent conceptual target for magmatic nickel sulfide mineralization, and several drill holes will test this target at varying depths.

In addition to the drilling program, preparations are underway for down hole geophysical surveying on select drill holes. The identification of off-hole conductors will be used to target potential massive nickel sulfide occurrences and aid in the geological interpretation of the subsurface surrounding the drill holes.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Taylor Brook project from Altius Resources Inc. by issuing 500,000 shares (200,000 shares already issued) of Northern Abitibi, paying $200,000 cash, and spending $1,200,000 on exploration over 4 years. A description of the Taylor Brook project and results of the summer field programs can be found on our website at www.naminco.ca.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release. The drill program will be supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo.

"Shane Ebert"
Shane Ebert, President/Director

END